LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 23, 20119

VIA EDGAR TRANSMISSION

Andrea Magovern
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Listed Funds Trust (the “Trust”) and Core Alternative Access, LLC (the “Adviser”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226

Dear Ms. Magovern:

The Trust and the Adviser mistakenly filed a withdrawal of an Exemptive Order Application with Form AW and not the appropriate Form App-WD. On guidance from the Edgar Filing Support Team we are filing this Form AW-WD to withdrawal the Form AW filing and we will file a corrected withdrawal on Form App-WD.

If you have any questions regarding the above, please do not hesitate to contact me at (414) 765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Secretary